Exhibit 77(d)

Effective July 29, 2016, the JPMorgan Diversifed Real Return Fund investment strategy changed. Previously the Fund employed a “fund-of-funds” strategy and sought to meet its objectives by investing in other J.P. Morgan Funds and to a lesser extent, exchange-traded funds (“ETFs”). Under the Fund’s new investment strategy, the Fund has greater flexibility to invest in a broader array of investment options and invests directly in securities and other instruments by allocating to “sleeves” managed by various portfolio management teams within J.P. Morgan Investment Management Inc.

The Fund still has the flexibility to invest in other JPMorgan Funds and ETFs. The Fund’s investment objective did not change.